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APPENDIX 2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

MAR 06 2002

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER TO RULE 13A or 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: March, 2002 (1) **File No.: 0-11378**

TransGlobe Energy Corporation

(Translation of Registrant's Name into English)

#1450, 505 – 3 Street S.W., Calgary, AB T2P 3E6

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F

Form 20F [X] Form 40F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g-3-2(b): 82 - ____________.

INSIDER REPORT

(See instructions on the back of this report)

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

TRANSGLOBE ENERGY CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 21 12 01

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: CLARKSON

GIVEN NAMES: ROSS G.

NO. STREET APT.: #1450, 505 - 3 Street S.W.

CITY: Calgary

PROV.: Alberta POSTAL CODE: T2P 3E6

BUSINESS TELEPHONE NUMBER: 403 - 264 - 9888

BUSINESS FAX NUMBER: 403 - 264 - 9898

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- [X] ALBERTA
- [X] BRITISH COLUMBIA
- [ ] FEDERAL
  - [ ] BANK ACT
  - [ ] CCAA
  - [ ] ICA
  - [ ] TLCA
  - [ ] CBCA
- [ ] MANITOBA
- [ ] NEWFOUNDLAND
- [ ] NOVA SCOTIA
- [X] ONTARIO
- [X] QUEBEC
- [ ] SASKATCHEWAN
- [X] UNITED STATES
  - [X] NASDAQ
  - [X] SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ, Ⓓ, Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Stock Options	462,000									462,000	0	
Common Shares	1,292,372	25	02	02	97		31,300	43		1,261,072	0	
Common Shares	190,000									190,000	0	RRSP Account

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

97 - Transferred shares to spousal RRSP

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): ROSS G. CLARKSON

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 05 03 02

Submitted herewith:

Insider Report:

- dated March 5, 2002, as submitted to the ASC, BCSC, OSC and CVMQ; for Ross G. Clarkson

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransGlobe Energy Corporation
(Registrant)

Date: March 5, 2002

By: ____________________
David C. Ferguson
Vice President - Finance & CFO